PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

28th November 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcement of:

- 27th November 2006
- 29th November 2006
- 1st December 2006
- 4th December 2006
- 5th December 2006

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Karolina Subczynska
In-House Legal Counsel

dw 12/13

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 **FACSIMILE +44 20 7201 8901**

Website: www.peterhambro.com Email: corporate@peterhambro.com

27th November 2006

Peter Hambro Mining PLC ('PHM') welcomes the establishment of PERC working group on conversion of Russian and Western Reserve and Resource Estimation

Pan-European Reserves & Resources Reporting Committee - the European counterpart to JORC in Australasia - has established a working party that will establish the procedure for the conversion of the Russian mineral reserves and resources system with that of the systems more generally accepted in USA, Canada, Australia and London.

Peter Hambro Mining, all of whose gold mining assets are located in the Russian Federation, has always reported under the Russian system since that is what it is required of it by the Russian State Commission on Reserves, whilst giving JORC updates on its key assets.

An agreed conversion method will make it easier for analysts and investors to compare PHM's exceptional portfolio of growth assets with those of mining companies operating in other localities.

Commenting on the news, Peter Hambro, Executive Chairman of PHM said:-

'I am delighted that this important step towards harmonisation has now been taken. It is excellent news that representatives, including those from of the Russian system and JORC, are meeting under the auspices of PERC and CRIRSCO and that Dr. Mike Armitage and Dr. Steven Henley have agreed to take on this important task.

'This is something that we have always hoped would happen and I fully expect that it will lead to a far greater acceptance by investors and by stock exchanges in other countries of the Russian system that we use because we are Russian producers and explorers.'

ENDS

Enquiries:

Peter Hambro Executive Chairman	Peter Hambro Mining Plc +44 (0) 207 201 8900
Tom Randell / Maria Suleymanova	Merlin +44 (0) 207 653 6620

For background information:

Text of PERC statement on Russian and International Reserves Reporting

A new working group has been set up by PERC (the Pan-European Reserves & Resources Reporting Committee - the European counterpart to JORC in Australasia see www.percreserves.com) on behalf of the Committee for Mineral Reserves International Reporting Standards ("CRIRSCO' - see www.crirsco.com).

This working group, consisting of both Russian and international specialists in resource and reserve estimation and reporting, will operate under the chairmanship of Dr Mike Armitage, Managing Director of SRK Consulting (UK) Ltd, and will include representatives of both the Russian State Commission on Reserves (GKZ) and of the international reserves reporting community as represented by CRIRSCO, including the Australasian JORC committee and the PERC committee in Europe.

The purpose will be to establish procedures for conversion in either direction between resource and reserve estimates classified and reported according to the Russian and international Codes, as well as to identify mutually acceptable criteria for international recognition of Russian professionals as 'Competent Persons' according to the Codes which follow the CRIRSCO template.

Hitherto, conversion between Russian and international reserves reporting systems has required a separate Competent Person's report, and has been both time consuming and expensive. By defining objective procedures and criteria it is intended that resources and reserves which are reported under the Russian Code will become more generally acceptable to western markets and stock exchange listing authorities.

It is hoped that the committee will publish its final recommendations within a maximum of 12 months, i.e. by October 2007.

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

29th November 2006

Peter Hambro Mining PLC

Statement on Media Speculation

Peter Hambro Mining is aware of the remarks attributed to Rosprirodnadzor (the environmental watchdog) which is responsible for environmental matters, which imply that inspections of some or all of the Group's mining licences in Russia may be instigated in the future. Peter Hambro Mining welcomes any and all official inspections of its operations.

All the Group's operations are regularly inspected from an environmental and health and safety point of view.

In this context, Peter Hambro Mining is not aware of any material environmental or health and safety regulatory infractions.

Separately the Group is also aware of the report on the Ministry of Natural Resources's website that suggests that a routine inspection of the Groups assets suggests there are deficiencies in technical reporting on the Group's exploration assets in the Yamal region. This inspection resulted in a penalty payment of approximately Roubles 10,000 (US$400).

Commenting on the report, Mr Peter Hambro, Executive Chairman said:

"The Company did not receive any prior notification whatsoever on this matter and its representatives are in discussion with the Ministry and the relevant authorities seeking clarification on these comments."

Enquiries:

Peter Hambro, Executive Chairman
Peter Hambro Mining Plc +44 (0) 207 201 8900

Tom Randell / Maria Suleymanova +44 (0) 207 653 6620
Merlin

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

1st December 2006

Peter Hambro Mining PLC

Regulatory update: Positive comments from Amur Region authorities

Further to the Company's announcement of 29 November 2006 concerning questions raised over the company's licences by Rosprirodnadzor Moscow, Peter Hambro Mining welcomes statements made by officials of the Amur Regional offices of Rosprirodnadzor and Rostekhnadzor about their views on Peter Hambro Mining's assets in the region, published in an interview with the Russian news service Interfax 1st December 2006. These agencies in the Russian Far East are responsible for inspecting and supervising the Group's major production assets.

It is Peter Hambro Mining's understanding that further inspections of some or all of the Group's mining licences in Russia may well be instigated but the company is pleased to note the positive comments from the officials of Rosprirodnadzor and Rostekhnadzor in Blagoveschensk, Amur Region. Interfax reports to the effect that, following the routine inspection made in 2005, these agencies have no further questions for Peter Hambro Mining about the fulfilment of license conditions. The next routine inspection is scheduled to take place in 2007. The officials do not rule out spot inspections however.

The Company continues to welcome any and all official inspections of its operations.

Public statements made by Rosprirodnadzor in Moscow suggest that it has submitted, or is considering submitting, a paper to Rosnedra, (the Russian Subsoil Agency of the Natural Resources Ministry,) the regulatory body that determines on mining licence matters, and that this paper alleges certain breaches of Peter Hambro's licences, at Novogodnee-Monto in the Yamal Region. This paper covers two exploration licence areas within Peter Hambro Mining's portfolio of approximately fifty licences.

While the public statements made by Rosprirodnadzor refer to a total of five licences the Company understands that the comments relate to three licences which are no longer any part of Peter Hambro Mining following the Company's disposals of its minority interests in these assets as disclosed in the Company's last annual report.

Peter Hambro Mining has still not received formal notification in relation to such a paper, and is therefore not in a position to comment on any of the alleged violations.

All the Group's operations are regularly inspected from an environmental and health and safety point of view. In this context, Peter Hambro Mining is not aware of any material environmental or health and safety regulatory infractions. However, Peter Hambro Mining will of course work with the relevant regulatory authorities to address any concerns that are raised with the Company.

The Company's understanding is that before any decision would be made by the competent authorities in relation to any of its mining licences the Company would be involved in a process under which it could challenge and / or remedy any alleged breaches before any punitive action is taken by the authorities

Commenting on the above, Mr Peter Hambro, Executive Chairman said:

'It is reassuring that the authorities with whom we work at the local level speak positively about our operations since we have a long history of working with the Ministry of Natural Resources and the relevant regulatory authorities in Russia at both local and federal levels. In connection with the recent media reports we look forward to working with the authorities to clarify any issues they wish to address.'

Contact:

Peter Hambro, Executive Chairman +44 (0) 207 201 8900
Peter Hambro Mining Plc

Tom Randell / Maria Suleymanova +44 (0) 207 653 6620
Merlin

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

4th December 2006

Holdings in Company

Peter Hambro Mining Plc (the "Company") has received notification by Eastbourne Capital Management, L.L.C. that its holdings in the Company have increased to 7,864,557 Ordinary shares of £0.01 each, representing 9.69% of the total issued share capital of the Company. Of this holding, 5,177,400 Ordinary shares of £0.01 each are held by Black Bear Offshore Master Fund L.P., representing 6.38% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620

PETER HAMBRO MINING PLC
11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: www.peterhambro.com Email: corporate@peterhambro.com

5th December 2006

Holdings in Company

Peter Hambro Mining Plc (the "Company") has today received notification by Lansdowne Partners Limited Partnership that, following a purchase of shares on 30 November 2006, it now has an interest in 6,799,995 Ordinary shares of £0.01 each in the Company on behalf of client funds that it manages, representing 8.38% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620